UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

RAPID MICRO BIOSYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40592	20-8121647
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
25 Hartwell Avenue, Lexington, MA		02421
(Address of principal executive offices)		(Zip Code)

Robert Spignesi
President and Chief Executive Officer
Rapid Micro Biosystems, Inc.
(978) 349-3200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1—CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report
This specialized Disclosure Report on Form SD is being filed by Rapid Micro Biosystems, Inc. (the "Company"), for the reporting period from January 1 to December 31, 2024. A copy of the Company's Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available on the Company’s Investor Relations page of its website at investors.rapidmicrobio.com. The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD or into the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 below, the Company is filing the Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2—EXHIBITS

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of Rapid Micro Biosystems, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAPID MICRO BIOSYSTEMS, INC.

Date: May 28, 2025	By:	/s/ Sean Wirtjes
Sean Wirtjes
Chief Financial Officer